Exhibit 4.41

END USER LICENSE AGREEMENT

Contract No. EULA-010404

This agreement (“Agreement”), effective as of April 1, 2004 (the “Effective Date”), is made by and between Grand Virtual, (Alderney) Limited, a Alderney corporation (“Grand Virtual”), having its registered office at York House, Victoria Street, Alderney, and ultra Internet Media, S.A. a Nevis corporation, having its registered address at Viera Grant & Associates, Chambers, #10 Solomon’s Arcade, Charlestown, Nevis (“Licensee”).

Background

Licensee wishes to operate one or more Internet-based entertainment sites (e.g games of chance, games of skill, multi-player games, affiliate networking, social networking and secure financial transactions, all such sites collectively, “Licensee’s Site”) by employing software developed by Grand Virtual. Grand Virtual has developed software, including database managers and online systems, for the operation of Internet-based entertainment sites, and Licensee desires to obtain, and Grand Virtual desires to grant, a license to use such software.

NOW THEREFORE, in consideration of their respective promises and obligations set forth in this Agreement and intending to be legally bound, the parties hereto agree as follows:

1. Definitions. In this Agreement, the following terms shall have the following meanings:

1.1. “Calculation Period” means each calendar month or part of a calendar month commencing on or after the Site Start Date and during the term of this Agreement.

1.2. “Server” is a computer connected to the Internet and containing server side components of the Software that perform game simulating, accounting, payment processing and administrative tasks.

1.3. “Inflow” is the total amount received by Licensee as proceeds from sales originating from the Licensee’s Site before processing fees or reserve withholdings.

1.4. “Intellectual Property Rights” means all copyrights, trademarks, trade secrets, patents, mask works and other intellectual property rights recognized in any jurisdiction worldwide, including all applications and registrations with respect thereto.

1.5. “Grand Virtual’s Technical Expertise” is the scope of knowledge and skill possessed by Grand Virtual and its personnel in the development, improvement and maintenance of computer software, hardware, Internet web sites, Internet-based games, Internet-based commerce, online banking and credit card processing, and the like, that is helpful in the operation of an Internet-based site.

1.6. “Gross Revenues” are Total Inflows during a Calculation Period”.

1.7. “Site Start Date” is the date on which Licensee first actually receives money for play on Licensee’s Site.

1.8. “Software” means Grand Virtual’s customized client-server system that enables users of Windows-based PCs connected to the Internet to engage in services provide by Licensee’s sites and allows Licensee to monitor and administer transactions.

1.9. “Software Royalties” are payments made on a periodic basis by Licensee to Grand Virtual for the right to continue using the Software as permitted by the license granted in this Agreement.

1.10. “Use” means the installation and operation of the Software on the Server. “Use” specifically does not include the right to distribute sublicense, reproduce, translate, modify, improve, adapt, enhance, add to or prepare derivative works of the Software.

2. Grant of License.

2.1. In consideration of Licensee’s payment of the amounts provided for herein and Licensee’s covenants contained herein, and subject to compliance by Licensee with the terms hereof, Grand Virtual hereby grants to Licensee a non-exclusive, non-transferable, worldwide and perpetual (unless terminated as provided herein) license to Use the Software. Licensee shall be entitled to use consultants, contractors and agents in exercising the foregoing license.

3. Intellectual Property.

3.1. Grand Virtual shall retain exclusive ownership of all worldwide Intellectual Property Rights in and to the Software, and all rights with respect to the Software not expressly granted to Licensee in this Agreement are expressly reserved for Grand Virtual.

3.2. Licensee shall not attempt to disassemble, decompile, reverse engineer or otherwise discover the source code for the Software, or otherwise duplicate or exploit the Software, without Licensee’s written permission or as otherwise permitted under the law.

3.3. Licensee is required to display Grand Virtual’s trade name and/or trademark (the “Grand Virtual Trademark”) to identify that the Software is “Powered by Grand Virtual.” Except for the foregoing, Licensee shall not use any of Grand Virtual’s trade names, trademarks, service marks or other designation(s) for any purpose without express written permission by the Grand Virtual.

4. Confidentiality.

4.1. Neither party shall use or disclose the other’s Confidential Information (as hereinafter defined) except as expressly authorized by this Agreement, and shall protect all such Confidential Information using the same degree of care that such party uses with respect to its own proprietary information, but in no event with safeguards less than a reasonably prudent business would exercise under similar circumstances. Each party’s obligations regarding the protection of Confidential Information shall survive any expiration or termination of the Agreement. Each party shall take prompt and appropriate action to prevent or remedy any unauthorized use or disclosure of the Confidential Information.

4.2. If any Confidential Information must be disclosed to any third party by reason of any legal, accounting or regulatory requirement beyond the reasonable control of Licensee, Licensee shall promptly notify Grand Virtual of such requirement, permit Grand Virtual (at its own expense) to seek an appropriate protective order, and cooperate with Grand Virtual in its efforts to do so.

4.3. “Confidential Information” means (i) the Software; (ii) the technology, ideas, know how, documentation, processes, algorithms and trade secrets embodied in the Software; and (iii) any other information, whether disclosed orally, visually or in written or digital media, that is identified as “confidential,” “proprietary,” or similarly at the time of such disclosure. Confidential Information shall not include any information that is (a) published or otherwise available to the public other than by breach of this Agreement by Licensee; (b) rightfully received by Licensee from a third party without confidential limitations; (c) independently developed by Licensee as evidenced by appropriate records; (d) known to Licensee prior to its first receipt of same from Grand Virtual as evidenced by appropriate records; (e) hereinafter disclosed by Grand Virtual to a third party without restriction on disclosure; or (f) approved for public release by written authorization of Grand Virtual.

5. Support

5.1. Grand Virtual is not responsible for any support or operational services except for those specified in Schedule A.

6. License Fees and Software Royalties.

6.1. Licensee will pay Grand Virtual the amounts and on the terms specified in Schedule B.

6.2. The amounts specified in Schedule B do not include any applicable sales, use, value added or other excise tax. Licensee shall pay or, if paid by Grand Virtual, reimburse Grand Virtual for all such taxes based on this Agreement or amounts payable hereunder (but not any taxes based upon Grand Virtual’s gross revenues or net income), together with any interest on such taxes if not due to Grand Virtual’s delay. All payments and amounts due hereunder shall be paid without deduction, set-off or counter claim, free and clear of any restrictions or conditions, and without deduction for any taxes, levies, imposts, duties, fees, deductions, withholdings or other governmental charges. If any deduction is required to be made by law, Licensee shall pay in the manner and at the same time such additional amounts as will result in receipt by Grand Virtual of such amount as would have been received by Grand Virtual had no such amount been required to be deducted. If Licensee is claiming sales or use tax exemption, a certified tax exempt certificate that effectively exempts Grand Virtual from such tax must be attached to this Agreement or applicable purchase order submitted by Licensee.

6.3. Amounts not paid when due shall be subject to interest at one and one-half percent (1-1/2%) per month or, if less, the maximum rate of interest allowed by law, calculated from the due date. If any amount is not paid when due hereunder, Grand Virtual shall be entitled to recover from Licensee the costs and expenses incurred in connection with collecting the same (including without limitation costs of investigation and attorneys fees).

7. Warranties, Representations and Covenants.

7.1. Grand Virtual warrants that the Software will perform substantially in compliance with the applicable documentation during the term of this agreement. If during the term of this Agreement, Licensee notifies Grand Virtual that the Software fails to substantially conform to applicable documentation, then at Grand Virtual’s option and as Licensee’s sole remedy, Grand Virtual will repair or replace such Software so that it substantially complies with the applicable documentation or, if it is unable to do so after reasonable efforts, Grand Virtual will refund all amounts paid by Licensee under this Agreement for such Software. Licensee assumes full responsibility for: (i) its selection of the Software as appropriate for Licensee’s requirements; (ii) verifying the results obtained from the use of the Software; and (iii) taking appropriate measures to prevent loss of data. Grand Virtual does not warrant that the operation of the Software will meet Licensee’s requirements, that Licensee will be able to achieve any particular results from use of the Software, or that the Software will operate free from error.

7.2. The parties recognize that the complex nature of the computer industry, software products, the Internet and the industries, as well as future developments in these industries and technologies, is such that this Agreement necessarily is general in nature. Each party will deal with the other fairly and in good faith and will reasonably assist the other in maximizing benefits from the contemplated transaction. Further, each party agrees to the greatest extent possible to avoid unduly burdensome, unbusinesslike or unreasonable requests or demands of the other party.

7.3. EXCEPT AS EXPRESSLY SET FORTH IN THIS SECTION 7, GRAND VIRTUAL DISCLAIMS ALL WARRANTIES, EXPRESS, IMPLIED AND STATUTORY INCLUDING, WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE AND NONINFRINGEMENT OF THIRD PARTY RIGHTS. NO ORAL OR WRITTEN INFORMATION OR ADVICE GIVEN GRAND VIRTUAL, ITS AGENTS OR ITS EMPLOYEES SHALL IN ANY WAY INCREASE THE SCOPE OF THIS WARRANTY.

8. Compliance With Laws.

8.1. Licensee may from time to time obtain licenses to operate Licensee’s Site in various jurisdictions throughout the world. Grand Virtual will assist Licensee in establishing, operating and maintaining a Server in such additional backup locations (“Backup Locations”) as Licensee may designate. Licensee may continue to operate the Server in its present location so long as it is lawful. If it should ever become unlawful to operate the Server in its present location, Licensee will immediately and at Licensee’s sole cost and expense commence the operations of the Server at the Backup Locations.

8.2. Each party is responsible for its compliance with all laws and will defend and hold the other party harmless from liability or loss resulting from the indemnifying party’s actions, omissions or defaults in violation of the laws of any jurisdiction. Without limiting the generality of the foregoing, Licensee shall comply fully with all export laws and regulations of the United States and other countries to insure that neither the Software, nor the direct product thereof, is exported, directly or indirectly, in violation of such laws.

8.3. Each party agrees, covenants and represents to the other that it will not accept or allow residents of the United States to use or play for real money in Licensee’s Gaming Sites or otherwise to violate the laws of the United States. Each party will diligently enforce the foregoing warranty and covenant and Grand Virtual will provide security devices and protections to prevent any United States resident from playing in Licensee’s Site for cash. If either party believes that the other is violating this Section, it may seek any reasonable remedy, including termination of this Agreement or employing the dispute resolution procedure defined in Section 12.

9. Indemnification.

9.1. Grand Virtual will indemnify, defend and hold harmless Licensee, its shareholders, directors, officers, employees and agents from and against any losses, costs or damages (including reasonable attorneys’ fees) resulting from or in connection with any claims by third parties that the Software infringes any U.S. patent, or any copyright, trade secret or trademark, provided that Grand Virtual is notified promptly of such claim and at its expense is given full and complete authority (including settlement authority), information and assistance by Licensee for such defense. In the event that the Software is held in connection with any such claim to infringe such a right and its use is enjoined, or if in the opinion of Grand Virtual the Software is likely to become the subject of such a claim, Grand Virtual at its own expense will either, in its sole discretion (i) procure for Licensee the right to continue using the Software, or (ii) modify or replace the Software so that it becomes non-infringing while giving substantially equivalent performance. In the event that (i) or (ii) above are not, in Grand Virtual’s sole reasonable determination, obtainable using commercially reasonable efforts, then Grand Virtual may terminate this Agreement and refund the amount Licensee has paid Grand Virtual under this Agreement for the

Software that is the subject of such claim, less a reasonable charge for Licensee’s past beneficial use based on depreciation of the Software on a straight line basis over a period of five (5) years from the Effective Date. The indemnification obligation shall not apply to actions or claims to the extent that such actions or claims are based on or result from: (i) modifications made to the Software by a party other than Grand Virtual; (ii) the combination of the Software with anything not supplied by Grand Virtual; or (iii) Licensee’s continued use of a superseded version of the Software after a subsequent version of the Software has been provided by Grand Virtual to Licensee; in each case above, but for which modification, combination or continued use (respectively), no such alleged infringement would have occurred. THIS SECTION STATES LICENSEE’S EXCLUSIVE REMEDY AND GRAND VIRTUAL’S ENTIRE LIABILITY FOR ANY CLAIM OF INFRINGEMENT.

9.2. Licensee will indemnify, defend and hold harmless Grand Virtual, its shareholders, directors, officers, employees and agents from and against any losses, costs or damages (including reasonable attorneys’ fees) resulting from claims, suits or actions by third parties arising from or in connection with Licensee’s actions or omissions, Licensee’s use of the Software or Licensee’s business, provided that Licensee is notified promptly of such claim and at its expense is given full and complete authority (including settlement authority), information and assistance by Grand Virtual for such defense. Notwithstanding the foregoing, Licensee shall not have no obligation under this paragraph to the extent that any such losses, costs or damages are caused by any action or omission of Grand Virtual, including any failure of the Software to perform substantially in compliance with the applicable documentation.

10. Limitation of Liability.

10.1. EXCEPT WITH RESPECT TO CLAIMS ARISING UNDER SECTION 9 (INDEMNIFICATION) AS PROVIDED THEREIN OR A BREACH OF SECTION 4 (CONFIDENTIAL INFORMATION), NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR ANY INCIDENTAL, SPECIAL, CONSEQUENTIAL OR INDIRECT DAMAGES OF ANY KIND (INCLUDING BUT NOT LIMITED TO DAMAGES FOR INTERRUPTION OF BUSINESS, PROCUREMENT OF SUBSTITUTE GOODS OR LOSS OF PROFITS, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES) REGARDLESS OF THE FORM OF ACTION WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT PRODUCT LIABILITY OR ANY OTHER LEGAL OR EQUITABLE THEORY. IN NO EVENT WILL GRAND VIRTUAL’S AGGREGATE CUMULATIVE LIABILITY FOR ANY CLAIMS ARISING OUT OF OR RELATED TO THIS AGREEMENT EXCEED THE AMOUNTS PAID TO GRAND VIRTUAL BY LICENSEE PURSUANT TO THIS AGREEMENT.

10.2. THE LIMITED WARRANTY, LIMITED REMEDIES, WARRANTY DISCLAIMER AND LIMITATION OF LIABILITY ARE FUNDAMENTAL ELEMENTS OF THE BASIS OF THE BARGAIN BETWEEN GRAND VIRTUAL AND LICENSEE. GRAND VIRTUAL WOULD NOT BE ABLE TO PROVIDE THE SOFTWARE WITHOUT SUCH LIMITATIONS.

11. Infringement and Dispute Resolution.

11.1. In the event of any controversy, dispute or claim between Grand Virtual and Licensee under, arising out of or related to this Agreement (including but not limited to, claims relating to breach, termination, fraud or misrepresentation, or the invalidity, illegality or voidness of this Agreement) whether based on contract, tort, statute or other legal theory (collectively referred to hereinafter as “disputes”), the parties shall follow the dispute resolution procedures set forth below. Only subsections 11.2 and 11.3 of this Section 11 shall apply to disputes arising out of, resulting from or relating to the intellectual property rights of a party (including but not limited to patents and patent rights, copyrights, trademarks, service marks, trade secrets, and unauthorized disclosure of Confidential Information).

11.2. The parties shall first attempt to resolve a dispute, at the written request of either party, through discussions between an authorized senior management representative of Grand Virtual and an authorized senior management representative of Licensee. Except as otherwise expressly provided in this Section 11, the good faith pursuit of the foregoing discussions is a condition precedent to the commencement of any mediation or arbitration or other legal proceedings hereunder.

11.3. If a dispute is not resolved by the foregoing discussions within thirty days, the parties shall, at the written request of either party, submit the dispute to a sole mediator selected by the parties. Except as otherwise expressly provided in this Section 11, the good faith pursuit of the foregoing mediation procedure is a condition precedent to the commencement of any arbitration or other legal proceedings hereunder.

11.4. If not thus resolved, the dispute shall be referred to a sole arbitrator selected by the parties within thirty (30) days of the mediation or, in the absence of such selection, to arbitration.

11.5. Arbitration shall be entered in any court of competent jurisdiction. The arbitrator shall determine issues of arbitrability but may not limit, expand or otherwise modify the terms of this agreement. The arbitrator’s decision will be final and non-appealable except in the case of malice, concealed bias or wanton disregard of the facts or law. “Arbitration” means the procedures established by the American Arbitration Association (“AAA”) for the resolution of commercial disputes.

11.6. Each party shall bear its own attorneys’ fees and other costs and expenses unless the arbitrator decides otherwise as a result of a party’s unreasonable or malicious conduct, but those related to the compensation and expenses of the mediator and arbitrator. If court proceedings to stay litigation or compel arbitration are instituted, the party who unsuccessfully opposes such proceedings shall pay all associated costs, expenses and attorney’s fees which are reasonably incurred by the other party.

11.7. In the event of any disputes between the parties hereunder, neither Grand Virtual nor Licensee will cease performance with regard to any matter not in dispute pending the resolution of such dispute by Arbitration.

11.8. The requirement for mediation and arbitration shall not be deemed a waiver of any right of termination under this Agreement, and the arbitrator is not empowered to act or make any award other than based solely on the rights and obligations of the parties prior to any such termination. The arbitrator shall not have authority to award punitive or other damages in excess of compensatory damages and each party irrevocably waives any claim thereto. It is understood and agreed that, notwithstanding any other provisions of this Agreement, a material breach of the provisions of this Agreement by Licensee will cause Grand Virtual irreparable damage for which recovery of money damages would be inadequate, and that Grand Virtual shall therefore be entitled to obtain timely injunctive relief to protect Grand Virtual’s rights under this Agreement in addition to any and all remedies available at law. The place of mediation and arbitration shall be the United Kingdom. Except to the extent required by law, the parties, their representatives, other participants and the mediator and arbitrator shall hold the existence, content and result of mediation and arbitration in confidence.

12. Term and Termination.

12.1. This Agreement shall commence upon the Effective Date and continue until terminated as set forth in this Agreement.

12.2. The term of this agreement shall be for a period of 10 (Ten) years, commencing upon the Effective Date.

12.3. Grand Virtual may immediately terminate this Agreement and the license granted herein, by notice in writing to Licensee, if any of the following events occur:

12.3.1.	any royalties or other sums payable are not paid when due and remain unpaid for ten (10) days after Grand Virtual gives written notice of non-payment; or

12.3.2.	a material breach of this Agreement by Licensee, unless such material breach is curable and is cured by Licensee within fifteen (15) business days after notice of such breach is provided by Grand Virtual;

12.3.3.	Licensee goes into liquidation either compulsorily or voluntarily (except for the purpose of reconstruction or amalgamation), or if a receiver, administrative receiver or administrator is appointed in respect of the whole or any part of its assets or business, or if Licensee makes any composition with its creditors or takes or suffers any similar or analogous action in consequence of debt.

12.4. Licensee shall NOT have the right to terminate this Agreement for any reason or no reason.

12.5. Upon termination, Licensee agrees (i) not to use the Software for any purpose whatsoever; (ii) to destroy the Software and any copy then in Licensee’s possession; and (iii) to certify to Grand Virtual that such destruction has taken place. These remedies shall be cumulative and in addition to any other remedies available to Grand Virtual.

12.6. The following Sections shall survive any termination of this Agreement: Sections 3,4,7,8,9,10,12,13,14,15.

13. Audits.

13.1. To ensure compliance with the terms of this Agreement and the payment of any royalties due hereunder, Grand Virtual or its authorized designee shall have the right to inspect and audit all the relevant accounting and sales books and records of Licensee, to obtain true and correct photocopies of such records, and to obtain such other information as necessary to determine Licensee’s compliance with this Agreement. At Grand Virtual’s request, Licensee shall provide reasonable assistance to Grand Virtual in conducting such inspection and audit. Such audit shall be conducted during regular business hours at Licensee’s offices and in such a manner as not to interfere unreasonably with Licensee’s normal business activities. In no event shall such audits be conducted hereunder more frequently than once every six (6) months. If such audit should disclose any underpayment of royalty fees, Licensee shall promptly pay Grand Virtual such underpaid amount, together with interest thereon at a rate of one and one-half percent (1.5%) per month or partial month during which such amount was owed and unpaid, or, if less, the highest rate allowed by law, from the date such amount became due until finally paid. If the audit reveals that Licensee has underpaid Grand Virtual by five percent (5%) or more of the amount paid, then Licensee shall immediately reimburse Grand Virtual for Grand Virtual’s expenses associated with such audit.

14. Notices.

14.1. Any notices to be given hereunder by any party to any other(s) must be given in writing and may be effected by personal delivery, by a recognized commercial delivery service, or by registered or certified mail, postage prepaid, with return receipt requested. Mailed notices shall be addressed as first set forth above.

14.2. Each party hereto may change its address by giving written notice to every other party in accordance with the terms of this Section. Notices shall be deemed effective upon delivery

14.3. Notice given in the foregoing fashion will also be valid for the service of legal process.

15. General Provisions.

15.1. Licensee shall not (by operation of law or otherwise) assign any of its rights or delegate any of its obligations hereunder, in whole or in part, to any third party, without the prior written consent of Grand Virtual. Any purported assignment in violation of this clause shall be null and void.

15.2. This Agreement is the complete and exclusive statement of the agreement between the parties, supersedes any and all other agreements, either oral or in writing, between the parties hereto with respect to the transactions covered hereby, and contains all of the covenants and agreements between the parties with respect to such transaction and all matters related thereto. Each party to this Agreement acknowledges that no representations, inducements, promises or agreements oral or otherwise, have been made by any party, or anyone acting on behalf of any party, that are not embodied herein, and that any alleged agreement, statement or promise not contained in this Agreement shall not be valid, binding or enforceable.

15.3. This Agreement may be modified by a written agreement signed by each party hereto, and by no other means.

15.4. If any provision of this Agreement is held by a court of competent jurisdiction or arbitrator to be unlawful, void or for any reason unenforceable, that provision shall be deemed severable from, and shall in no way affect the validity or enforceability of, the remaining provisions.

15.5. Grand Virtual’s failure at any time(s) to require performance of any provision hereof shall in no manner affect its right at a later time to enforce such provision.

15.6. No remedy referred to in this Agreement is intended to be exclusive, but each shall be cumulative and in addition to any other remedy referred to herein or otherwise available at law, in equity or otherwise.

15.7. This Agreement may be executed in two or more counterparts, each of which shall be deemed a duplicate original, but all of which together shall constitute one and the same instrument.

15.8. Each of the parties hereto specifically agrees to execute such other and further instruments and documents as may reasonably be required to effectuate the terms, conditions and objectives of this Agreement.

15.9. This Agreement shall be governed by and construed in accordance with the laws of the United Kingdom, to the greatest extent permitted by law, without giving effect to its conflicts of laws principles. The provisions of the United Nations Convention on Contracts for the International Sale of Goods are hereby excluded and shall not apply to this Agreement.

15.10. Each party hereto agrees, as a material inducement to every other party, that arbitration or any action at law to enforce this Agreement, or any rights hereunder must be instituted in a court or arbitration board having its situs within the United Kingdom and no other venue.

15.11. Any rule of law to the contrary notwithstanding, this Agreement will be construed as if drafted by both parties regardless of which party or his legal counsel either actually drafted this Agreement or printed or physically memorialized the Agreement between the parties.

IN WITNESS WHEREOF, the parties’ authorized representatives have executed this Agreement as of the Effective Date.

Grand Virtual (Alderney) Limited		Ultra Internet Media S.A. :

By:		By:
Name:	Robert Cahill	Name:	William Lee
Title:	Chief Executive Officer	Title:	Director

SCHEDULE A

Customization. At no additional charge to Licensee, prior to and for 30 days following the Site Start Date, Grand Virtual will customize the Software as reasonably directed by Licensee, including sounds and graphics, as well as such accounting and game tracking functions as may be reasonably necessary to accomplish Licensee’s needs. Such customizations shall be agreed upon at the time of the signing of this Agreement, and as outlined in Appendix A.

Grand Virtual agrees (subject to Grand Virtual’s reasonable review and approval) that it will take any and all steps reasonably requested by Licensee from time to time to upgrade or customize the Software better to accomplish Licensee’s marketing programs and needs, provided, however, that any upgrades or customization requested after 30 days following the Site Start Date will be at a reasonable price agreed to between the parties. Grand Virtual may reject any unreasonable or unduly burdensome or impractical requests by Licensee. If the parties are unable to agree upon a reasonable price, then the price will not exceed Grand Virtual’s expense plus a profit margin not to exceed 100%. Grand Virtual will perform such customization promptly, but may schedule work so as not to disrupt its other business operations. Further, if Grand Virtual reasonably believes that a request is unreasonable or unduly burdensome, it may inform Licensee in writing and Licensee may then either withdraw its request or modify its request in a fashion that the parties agree is reasonable or request dispute resolution as provided in Section 11.

24/7 Basis Service. Grand Virtual will install, administer and maintain a Server connected to the Internet via high-speed (45 Mbs) connection on a 24 hours a day, seven days a week basis (“24/7 Basis”). At all times during the term of this Agreement the Server will be physically located at a location determined by the Licensee. Grand Virtual will employ adequately skilled computer technicians at all times to be available on a 24/7 Basis. The title of the Server will belong to the Licensee.

Backup/Recovery Service. Grand Virtual will assist in the purchase, configuration and installation of a Server and Backup Server. Grand Virtual will assist Licensee, at Licensee’s sole cost and expense, in maintaining a system of computers and backup (“Backup System”) such that, if the Server should malfunction or require service or replacement, the data contained on the Server will be available immediately to Licensee and further so that Licensee’s Site will remain in uninterrupted operation until the Server is replaced or repaired and restored to fully operational status. Licensee may not access any of the server side components of the Software in such a manner or fashion as to jeopardize system security, as determined in Grand Virtual’s reasonable discretion.

Training. Grand Virtual will install the server side Software (including the necessary administrative tools) on the Server and any Backup System and will train Licensee’s personnel to perform the necessary operational tasks to run an Internet-based entertainment site other than maintenance of the Server that will be Grand Virtual’s responsibility. Grand Virtual will provide Licensee instructional materials sufficient to allow Licensee and its personnel to deal with the ordinary and necessary tasks arising from the Use of the Software.

On-Call Technical Support. Grand Virtual will provide on-call technical support to Licensee and its personnel on a 24/7 Basis so that Licensee may telephonically receive support and instructions in the operation of Licensee’s Site. All support calls will be telephonically responded to by trained personnel within no more than thirty minutes. If onsite support by a technician is required, as reasonably determined by Grand Virtual, Grand Virtual will provide (on two business days notice from Licensee) a skilled technician to such locations as Licensee may require at a rate of $500 USD, plus reasonable actual costs of transportation, lodging and meals.

Operational Services. Grand Virtual will provide to Licensee the following Operational Services so that Licensee may successfully operate its Site. Included in such operational services are:

Establishment of banking relationships that allow Licensee to receive and process credit card payments online and to monitor and administer the operations of its Site.

Establish relationships with other various alternative payment processors and to process online payments.

Winnings and refund distribution services, designed to efficiently payout winnings or refunds to end users.

Provide certain cash management functions

Multi-lingual customer support for services, 24/7 via electronic correspondence, 9AM to 5PM(EST), Monday through Friday, for live voice interaction.

Customized affiliate marketing partner programs, designed to generate geographically specific customer traffic on a variable expense model.

Development and maintenance of Customized websites to support end user traffic.

•	Develop and implement direct end user marketing programs.

Patches and Bug Fixes Grand Virtual covenants to use commercially reasonable efforts to upgrade the Software at no cost to Licensee to address identified bugs, errors or other required modifications necessary to maintain the functionality of the Software.

Translation. Without limiting the foregoing, Grand Virtual agrees to provide Licensee with the Software in English plus translated and useable versions in French, German, Italian, Spanish, Dutch, Danish, Greek, Swedish, Portuguese, Japanese, traditional Chinese, simplified Chinese, and Korean on or before the Site Start Date, and at no additional charge or cost. Norwegian and Hebrew versions of the software will be delivered after Site Start Date. Licensee may from to time elect (at no additional charge) to use any additional language versions of the Software as Grand Virtual has or will in the future create and Grand Virtual will provide Licensee with the same, unless such versions have been prepared at the expense of another Licensee, in which event Licensee will equitably compensate Grand Virtual and such other Licensee therefor. If Licensee requires language versions not then supported by Grand Virtual, Licensee will pay the reasonable cost of preparing such versions as quoted in advance of preparation.

Appendix A

Schedule Of Customizations

SCHEDULE B

Payment	Due
Up-front, non-refundable license fee, of USD $0	Upon signing of agreement
Software Royalties in the amount of Forty-five percent (45%) of Gross Revenues (“Royalty Rate”) received in the particular Calculation Period	On the tenth day of each calendar month following the end of the preceding Calculation Period.

Grand Virtual will record all data relevant to the determination of Software Royalties from Licensee’s databases by means of utilities included in the Software. On the basis of such recorded data, Licensor shall invoice Licensee immediately following the end of each Calculation Period for that Calculation Period’s Software Royalty. In the event that a calculation period ends on a day in which revenues are not processed by the software (i.e. holiday), the Licensor is entitled to a pro-rata share.

Gross Revenues for the Calculation Period are defined as:

ALL Gross Receipts from Credit Cards receipts, Bank Wires, and all other third party payment providers (e.g. NETeller, 1-Pay) before any and all processor (transaction) fees and reserve withholdings.

Excluded from the Gross Receipts definition are ALL payments. For example, ALL payments to End Users (Withdrawals, Distributions and Refunds), End User Chargebacks (including fees and penalties), and ALL operational expenditures (third party licensee commissions, data center, bandwidth, legal & accounting, etc.).